Exhibit 2.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Description of Class A Common Shares and Share Capital

The following description of Cosan Limited (the “Company,” “we,” “us” and “our”)’s class A common shares and share capital is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our bye-laws, which are incorporated by reference as an exhibit to our Annual Report on Form 20-F, as well as to the legislation and regulations applicable to companies and capital markets currently in effect. We encourage you to read the bye-laws for additional information. Capitalized terms used and not defined hereinafter shall have the meanings ascribed to them throughout our annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report on Form 20-F”).

General

We are a limited liability exempted company incorporated under the laws of Bermuda on April 30, 2007. We are registered with the Registrar of Companies in Bermuda under registration number EC 39981. Our registered office is located at Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda.

Our share capital is represented by class A common shares, class B series 1 common shares and class B series 2 common shares. Each of our class A common shares entitles its holder to one vote. Each of our class B common shares entitles its holder to 10 votes. Our bye-laws establish that our board of directors is authorized to issue any of our authorized, but unissued share capital. Our shareholders at a shareholders general meeting may authorize the increase of our authorized share capital.

As of December 31, 2019, our authorized share capital was U.S.$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value U.S.$0.01 per share and 188,886,360 class B series 1 common shares, par value U.S.$0.01 per share. Of these, 125,477,259 class A common shares were issued and outstanding and 96,332,044 class B series 1 common shares were issued and outstanding as of December 31, 2019. No class B series 2 common shares are issued and outstanding as of the date of the Annual Report on Form 20-F. There are no outstanding bonds or securities convertible into shares.

Since August 16, 2007, our class A common shares have been listed on the NYSE and trade under the symbol “CZZ.” Our class A common shares are registered under Section 12(b) of the Exchange Act. Our class B common shares are not registered under the Exchange Act.

Significant Shareholders

As of the date of the Annual Report on Form 20-F, the chairman of our board of directors, Mr. Rubens Ometto Silveira Mello controls 48.58% of our issued and outstanding share capital, and 88.91% of our voting power by virtue of his control of 100% of our class B series 1 common shares and 13.73% of our class A common shares. Other than the entities and individuals mentioned in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Cosan Limited,” no other single shareholder holds more than 5.0% of our issued and outstanding share capital.

Corporate Purpose

The objects of our business are set forth in our memorandum of association and provide that we have unrestricted objects and powers and rights including to:

•	import, export, produce and sell ethanol, sugar, sugarcane and other sugar by-products;

•	distribute and sell fuel and other fuel by-products;

•	produce and market electricity, steam and other co-generation by-products;

•	render technical services related to the activities mentioned above; and

•	hold equity interests in other companies.

There have been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.

Issued Share Capital

Under our bye-laws, the holders of our class A common shares and class B common shares will be offered the preemptive right to purchase, in the first instance, on a pro rata basis according to their ownership interests, additional shares in the event of any increase in share capital. However, this preemptive right may be waived by (1) a majority of our board of directors in the case of an offering (whether or not registered under the Securities Act) or (2) a majority of the independent directors on our board of directors in any circumstance.

Pursuant to and in accordance with the Notice to the Public dated June 1, 2005 issued by the Bermuda Monetary Authority, there is no limitation on the right of non-residents of Bermuda to hold our shares as long as we remain listed on the NYSE or another appointed stock exchange.

Common Shares

Holders of class A common shares are entitled to one vote per share on all matters submitted to a vote of shareholders in general meeting. Holders of class B series 1 common shares or class B series 2 common shares are entitled to 10 votes per share on all matters submitted to a vote of shareholders in general meeting, except as otherwise provided by our bye-laws.

Except for the conversion provisions relating to our class B common shares, holders of our class A common shares and class B common shares have no redemption, conversion or sinking fund rights. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding-up, the holders of class A common shares and class B common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Preference Shares

Under our bye-laws, we may, subject to the affirmative vote of a majority of our board of directors and, in certain circumstances as provided for in our bye-laws, a majority of our class A common shares and class B common shares, each voting as a separate class, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of us. There are no outstanding preference shares, and we have no present plans to issue any preference shares.

Dividend Rights

Cosan Limited is a holding company and can only pay dividends to the extent, if any, that funds are received from our subsidiaries. Brazilian corporate law requires that the by-laws of a Brazilian company specify a minimum percentage of the available income for the annual distribution of dividends, known as the mandatory dividend, which must be paid to shareholders as either dividends or interest attributable to shareholders’ equity. We intend to pay cash dividends, representing on an annual basis 25% of our annual consolidated net income, to holders of class A common shares and class B common shares in proportion to the number of shares held by them unless our board of directors has determined, in its discretion, that such distribution would not be advisable or appropriate in light of our financial condition or we are unable to meet applicable statutory solvency requirements under Bermuda law. Our board of directors may, in its discretion, amend or repeal our dividend policy.

For more information concerning dividend rights of our class A common shares, class B series 1 common shares and class B series 2 common shares, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” in the Annual Report on Form 20-F.

Tag-along Rights

Following the consummation of our initial public offering, no person or group of persons (other than a holder of class B series 1 common shares) may, in a transaction or series of transactions, acquire, directly or indirectly, the beneficial ownership of class A common shares representing more than 15% of our issued and outstanding common shares from any person or otherwise acquire control over our company, unless the terms and conditions of such transaction or transactions include an offer by the acquiring person or group of persons to the holders of all other class A common shares or class B common shares to acquire at the option of each applicable shareholder, all or any part of the respective shares owned by such shareholder. The price per share paid by the acquiring person or group of persons will be equivalent to the greater of (1) the highest price per share paid by the acquiring person or group of persons to acquire any such class A common shares representing 15% of our issued and outstanding common shares or control, as applicable and (2) a price determined based on an appraisal report. The tag-along tender offer must be launched promptly after closing of the sale that triggers application of the tag-along provision and be completed within 60 days after the consummation of the transaction or series of transactions. In the event that the tag-along tender offer is not completed within the 60-day period, the holder or holders of the shares acquired in the sale that triggered the preemption rights will not be entitled to vote such shares, and we will be entitled to compel such holder or holders to sell these shares to unaffiliated persons deemed acceptable by a majority of our board of directors at the lower of (A) the lowest acquisition price for the class A common shares and (B) the then prevailing market price on the NYSE or such other stock exchange which constitutes the principal market for the class A common shares on a date selected by our board of directors that is not more than ten trading days on the applicable exchange following the expiration of the 60-day period.

Conversion

Our class A common shares are not convertible into any other shares of our authorized share capital.

Each class B common share will, subject to limited exceptions applicable to class B series 1 common shares referred to below, automatically convert into one class A common share upon any transfer of its current beneficial ownership, whether or not for value.

Following the death of Mr. Rubens Ometto Silveira Mello or a determination by 66-2/3% of our board of directors based on the medical determination of two internationally recognized certified physicians that he is permanently mentally incapacitated, the beneficial ownership of class B series 1 common shares may be transferred from him to his immediate family members without resulting in the automatic conversion of those shares into class A common shares. So long as class B common shares are issued and outstanding, in the case of death or permanent incapacitation of Mr. Rubens Ometto Silveira Mello, the following actions or events will be subject to approval by a majority of the then independent members of our board of directors, in addition to any other approval of shareholders or members of our board required by Bermuda law or our bye-laws:

•	appointment of the chief executive officer of our company or any of its subsidiaries (including successors thereof);

•	changes to the core business strategy of our company or any of its subsidiaries;

•	change of name or corporate purpose of our company or any of its subsidiaries;

•	amendments to any rights of the class B series 1 common shares;

•	any recapitalization, stock split, combination, reclassification or similar action affecting equity interests in our company or any of its subsidiaries;

•	redemption, capital reduction or other acquisition for value of any shares of equity interests in our company or any of its subsidiaries;

•

any transaction or series of transactions resulting in a spin-off, delisting, merger, amalgamation, reorganization or combination of or by our company or any of its subsidiaries with, or any acquisition of, another person involving an amount in excess of U.S.$250 million;

•	any sale, lease, assignment, transfer or other disposition of assets valued, in the aggregate, in excess of U.S.$250 million;

•	any voluntary liquidation, reorganization, dissolution or winding-up of, or a voluntary filing for bankruptcy protection by our company or any of its subsidiaries;

•	the approval of the limit of the compensation of members of the board of directors or executive officers of our company or any of its subsidiaries;

•	the making of any investment in excess of U.S.$250 million other than investments in the ordinary course of business;

•	entering into any Joint Venture, partnership or any similar arrangement other than in the ordinary course of business;

•	any related-party transactions;

•	the incurrence of any liens on properties valued, in the aggregate, in excess of U.S.$250 million;

•	amendment of the provisions of any of the foregoing actions or events; and

•	agreeing to, or otherwise committing to take, any of the foregoing actions.

Mr. Rubens Ometto Silveira Mello may also transfer his class B series 1 common shares to a trust, corporation, partnership or limited liability company in which he and, following his death or permanent incapacitation, a member or members of his immediate family, directly or indirectly, retain sole dispositive power and exclusive voting control with respect to such entity and the class B series 1 common shares held by such entity. In addition, any such trust, corporation, partnership, or limited liability company that directly holds class B series 1 common shares may distribute those shares to its respective partners, members or owners (which may further distribute the class B series 1 common shares to their respective partners, members or owners) without triggering a conversion to class A common shares, provided that Mr. Rubens Ometto Silveira Mello and, following his death or permanent incapacitation, his immediate family members continue to hold sole dispositive power and exclusive voting control over the class B series 1 common shares.

Class B common shares also will automatically convert into class A common shares when the aggregate outstanding class B series 1 common shares represent less than 45% of our total voting power in respect of the issued and outstanding share capital in the company. In addition, class B series 2 common shares will automatically convert into class A common shares if all the class B series 1 common shares convert into class A common shares.

Once transferred and converted into class A common shares, class B common shares will not be reissued. No class of common shares may be subdivided or combined unless the other class of common shares concurrently is subdivided or combined in the same proportion and in the same manner.

Transfer of Shares

Our board of directors may, in its discretion and without assigning any reason, refuse to register the transfer of a share that it is not fully paid. Our board of directors may also refuse to register the transfer of a share unless the instrument of transfer for such share is duly stamped (if required by law), is in respect of one class of shares, is in favor of less than five persons jointly and is accompanied by the relevant share certificate (if one has been issued) and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Any transfer of beneficial ownership of class B series 1 common shares or class B series 2 common shares not registered with the company will be null and void. Subject to these restrictions as are more fully set out in our bye-laws a holder of shares in the company may transfer the title to all or any of such holder’s shares in the company by completing a form of transfer in such form as our board of directors may reasonably approve. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share, our board of directors may accept the instrument signed only by the transferor. The board may also accept mechanically executed transfers.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders in each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the requisition of shareholders holding not less than 10% of the paid-up capital of the company as of the date of deposit carries the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to, or the non-receipt of a notice by, any person entitled to receive notice does not invalidate the proceedings at the meeting. Our bye-laws provide that the chairman of the board of directors may call an annual general meeting or a special general meeting. Special general meetings of the shareholders may also be convened by our board of directors.

Under our bye-laws, at least 10 clear days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to receive notice of such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if notice is served pursuant to Bermuda law in the manner provided by the Companies Act 1981. The quorum required for a general meeting of shareholders is two or more persons present in person or by proxy and entitled to vote representing the holders of more than 45% of the aggregate voting power of the shares in the Company which by their terms carry the right to vote.

Any action required to be taken at a meeting of shareholders except in the case of the removal of auditors or directors may be taken without a meeting and without vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of issued and outstanding shares of the company, their proxy or corporate representative representing the percentage of votes required if the resolution had been voted on at a meeting of the shareholders. Notice of any resolution in writing shall be given to all shareholders entitled to attend a vote at a shareholder meeting.

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association and any alteration to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited consolidated financial statements, which audited financial statements must be presented at the annual general meeting unless waived in accordance with the provisions of the Companies Act 1981. The register of shareholders of a company is also open to inspection by shareholders and by members of the general public without charge. The register of shareholders is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than 30 days in a year in accordance with the procedure set out in the Companies Act 1981). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the general public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our bye-laws provide that our board of directors must consist of between five and 11 directors or such greater number as the board may determine. Our bye-laws provide that at least 40% (and, following the death or permanent incapacitation of Mr. Rubens Ometto Silveira Mello, at least 60%) of the members of our board of directors must be independent (as defined by the rules promulgated by (1) the U.S. Securities and Exchange Commission under the Exchange Act and (2) by the NYSE or any other principal securities exchange on which the class A common shares are so listed).

Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, and the terms are staggered so that the term of only one class of directors expires at each annual general meeting. There is also no requirement under Bermuda law or in our bye-laws that our directors must retire at a certain age.

Any shareholder wishing to propose for election as a director a person who is not an existing director must give notice to the company of the intention to propose that person for election. The notice must be given not later than 90 days before the first anniversary of the last annual general meeting, or ten days after the notice of the general meeting, at which the directors will be elected, whichever is earlier.

Our bye-laws provide that a director may be removed with or without cause by a majority of the other directors then in office. Our bye-laws also provide that a director may be removed for cause by the affirmative vote of the holders of a majority of the shareholder votes cast at a general meeting at which a quorum is present, provided that notice is given to the director of the shareholders’ general meeting convened to remove the director. A director may be removed without cause upon the affirmative vote of the holders of a majority of the aggregate voting power of the shares of the Company which carry the right to vote on all matters submitted to shareholders, provided that notice is given to the director of the general meeting convened to remove the director, which notice must contain a summary of the facts justifying the removal and must be served on the director not less than fourteen days before the meeting. As long as a director has made a written request deposited at the registered office of the Company pursuant to the Companies Act 1981, a director is entitled to attend the general meeting and be heard at any general meeting called for his removal.

So long as a quorum remains in office, our board of directors may fill any casual vacancy occurring.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law permits both individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares.

The remuneration of our directors is determined by our board of directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided that he or she discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, our bye-laws provide that a director is entitled to be counted in the quorum, but may not vote in respect of any such contract or arrangement in which he or she is interested. Under Bermuda law, a director (including the spouse, children or any company (other than a company which is a holding company or a subsidiary of the company making the loan) of which such director, spouse or children own or control, directly or indirectly, more than 20% of the total capital or loan debt) cannot borrow from us without the consent of any shareholders holding in the aggregate not less than 90% of the total voting rights of all shareholders having the right to vote at any general meeting of the shareholders.

Waiver of Claims by Shareholders; Indemnification of Directors and Officers

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. We understand that, in the opinion of the staff of the SEC, the operation of this provision as a waiver of the right to sue for violations of U.S. federal securities laws would likely be unenforceable in U.S. courts.

Our bye-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty, which cannot be indemnified in accordance with the Companies Act 1981.

Amalgamations, Mergers and Other Business Combinations

Under Bermuda law, the amalgamation, merger or other business combination of a Bermuda company with another company (other than certain affiliated companies), unless the bye-laws otherwise provide requires the amalgamation or other business combination to be approved by a majority of the Bermuda company’s board of directors and by a majority of 75% of those voting at the general meeting of the Bermuda company. The quorum for the shareholder approval is two persons holding or representing at least one-third of the issued shares of the Company.

Our bye-laws provide that an amalgamation (but not a merger) or other business combination as defined in our bye-laws (other than with a wholly-owned subsidiary) that has been approved by our board of directors must only be approved by a majority of the votes cast at a general meeting of our shareholders at which the quorum must be two persons representing the holders of more than 45% of the aggregate voting power of the paid-up and outstanding shares carrying the right to vote. Any amalgamation or other business combination (as defined in our bye-laws) not approved by our board of directors must be approved by resolution passed by 66 2/3% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

Specified Transactions Involving Interested Shareholders

Specified transactions include the following:

•	any merger, consolidation or amalgamation of the Company with an interested shareholder;

•

any disposition or security arrangement with or for the benefit of any interested shareholder involving any of our assets, securities or commitments or those of any subsidiary or any interested shareholder that has an aggregate fair market value and/or involves aggregate commitments of U.S.$250 million or more or constitutes more than 10% of the book value of the total assets or 10% of the shareholders’ equity of the entity in question;

•	the adoption of any plan for our liquidation or dissolution or for the discontinuation into another jurisdiction, unless proposed or adopted independently of any interested shareholder; or

•

any reclassification of our shares or other securities, or recapitalization, or any merger, consolidation or amalgamation with any of our subsidiaries or any other transaction that has the effect of increasing the proportionate share of any class of shares beneficially owned by an interested shareholder.

In addition to any affirmative vote required by law or our bye-laws, a specified transaction with any interested shareholder will require the affirmative vote of not less than 66 2/3% of the aggregate voting power of the voting shares, voting together as a single class, excluding voting shares beneficially owned by any interested shareholder. Alternatively, a specified transaction may proceed with any affirmative vote required by law or our bye-laws if the following principal conditions are satisfied in relation to common shares: (1) the approval of a majority of directors who are not affiliates of the interested shareholder; and (2) the aggregate amount of the cash and the fair market value as of the date of the consummation of the specified transaction of consideration other than cash to be received by the holder of common shares in such specified transaction shall be at least equal to the highest per share amount paid by the interested shareholder within a two-year period immediately prior to the first public announcement of the proposed specified transaction; or in the transaction in which he or she became such an interested shareholder (whichever is higher) or, if higher, the closing sales prices of such shares on the NYSE on the announcement date for the specified transaction or on the date of the transaction in which he or she became such an interested shareholder.

For purposes of our bye-laws, an “interested shareholder” includes, among others, any person who is or has publicly disclosed an intention to become the beneficial owner of shares representing 10% or more of our aggregate voting power of the voting shares.

Non-Competition Provision Applicable to Brazil

Our bye-laws provide that we will operate and conduct business in Brazil exclusively through Cosan and its subsidiaries, and we will not compete, directly or indirectly, with Cosan in Brazil, unless otherwise approved by a majority of our independent directors.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given.

Our bye-laws provide that no bye-law will be rescinded, altered or amended, unless it has been approved by a resolution of our board of directors and by a resolution of the shareholders. In the case of rescission, alteration or amendment to the bye-laws relating to interpretation, rights of shares, modification of rights, indemnity of directors and officers, amalgamations and other business combinations, specified transactions involving interested shareholders, our discontinuation into another jurisdiction, tag-along rights and amendment or alterations of bye-laws, the required resolutions must include the affirmative vote of at least 66 2/3% of our directors then in office and holders of at least 66 2/3% of class A common shares and at least a majority of class B common shares then in issue entitling the holder to attend and vote on the resolution, with each class voting separately as a class. In the case of rescission, alteration or amendment to the bye-laws relating to the transmission of shares upon the death of a holder of class B series 1 shares, election of directors, the removal of directors, the increase of share capital and the alteration of share capital, the requisite affirmative votes are a majority of the directors then in office and holders of a majority of each of class A common shares and class B common shares then in issue entitling the holder to attend and vote on the resolution, with each class voting separately as a class.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company’s issued and outstanding share capital or any class thereof and or the holders of not less in the aggregate than 20% of the company’s debentures entitled to object to amendments to the memorandum of association have the right to apply to the Bermuda court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981.

Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Modification of Rights

While we have more than one class of shares and more than one series of class B common shares, the rights attaching to any class or series, unless otherwise provided for by the terms of issue of the relevant class or series, may be modified with the consent in writing of the holders or the approval of the votes cast at a general meeting representing not less than 66 2/3% of the aggregate voting power of the shares in issue and not less than 75% of the aggregate voting power of the issued shares of that class or series, as the case may be. The quorum for any such general meeting will be two or more persons holding or representing by proxy one-third of the voting power of the issued shares of the class or series, as the case may be. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those new shares, vary the rights attached to existing shares.

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder’s shares may apply to the Bermuda court to appraise the fair value of those shares within one month of the giving of the notice of the shareholders’ meeting called to approve the amalgamation or merger.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, may permit in certain circumstances a shareholder to commence an action in the name of a company to remedy a wrong to the company where the challenged act would allegedly be beyond the power of the company or illegal. In addition, consideration would be given by a Bermuda court to acts that would allegedly constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders’ voting power than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some or all of the shareholders, one or more shareholders may apply to a Bermuda court, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may capitalize any part of the amount of our share premium account or any reserve or fund which is available for distribution by either: (1) paying up unissued shares to be allotted on a pro rata basis to shareholders as fully paid bonus shares; or (2) paying up in full partly paid shares of those shareholders who would be entitled to such sums if they were distributed by way of dividend or other distribution (or partly in one way and partly the other) provided that a share premium account may be applied only in paying up of unissued shares to be issued to such shareholders as fully paid.

Untraced Shareholders

Our bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for six years. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable inquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions only in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Pursuant to a Notice to the Public dated June 1, 2005, issued by the Bermuda Monetary Authority, the Bermuda Monetary Authority granted general permission for the issue and subsequent transfer of any shares of a Bermuda company to and between non-residents of Bermuda where any shares of the company are listed and remain so listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such permissions, the Bermuda Monetary Authority will not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example, as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Registrar or Transfer Agent

A register of holders of the class A common shares and class B common shares and any other issued share capital is maintained by Compass Administration Services Ltd. in Bermuda, and a branch register is maintained in the United States by Mellon Investor Services LLC, which serves as branch registrar and transfer agent.

Anti-takeover Effects of Our Bye-Laws

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide, among other things, for:

•	a classified board of directors with staggered three-year terms;

•	restrictions on the time period in which directors may be nominated;

•

the affirmative vote of a majority of our directors then in office and a majority of all votes cast at a general meeting or, if not approved by a majority of the directors in office, at least 66 2/3% of all votes attaching to all shares then in issue for amalgamation and other business combination transactions; and

•	the tag-along rights described under “—Tag-along Rights.”